EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

January 22, 2014

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on January 22, 2014

Item 4.	Summary of Material Change

On January 22, 2014 the company released results from RR13-14, the most recent hole drilled (in late 2013) into the North Bullion deposit, located in Nevada.  The Company also released preliminary metallurgical results for gold recoveries for North Bullion deposit using standard Carlin processing technologies

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

January 22, 2014

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD REPORTS DRILLING CONTINUES TO EXPAND NORTH BULLION GOLD DEPOSIT IN CARLIN TREND, NEVADA

PRELIMINARY METALLURGICAL RESULTS SHOW EXCELLENT GOLD RECOVERIES FOR NORTH BULLION DEPOSIT USING STANDARD CARLIN PROCESSING TECHNOLOGIES

January 22, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) today released results from RR13-14, the most recent hole drilled (in late 2013) into the North Bullion deposit. Results include an interval of 30.6 meters of 1.23 gAu/T starting at 294.7meters and 39.9 meters of 0.65 gAu/T starting at 337.5 meters.  These intervals effectively offset and extend the critical lower breccia zone another 65 meters (200 ft) to the west of RR13-11.  The North Bullion deposit remains open to further expansion to the west and to the north.  Another step-out, RR13-15, is set to be drilled about 65 meters further to the west (see map below).

Gold Standard also reported that Newmont USA Limited, a subsidiary of Newmont Mining Corporation (NYSE:NEM) (“Newmont”) has provided  the Company with the results of metallurgical tests of drill core from the North Bullion deposit conducted by Newmont. The tests were designed to determine if North Bullion deposit mineralization is amenable to the established recovery technologies commonly used for Carlin-type ores. Three samples were taken from composited quarter-cut North Bullion drill core; all three samples were considered to be refractory material. The samples assayed 2.30gAu/T (0.067 ozAu/st), 11.7gAu/T (0.340 ozAu/st) and 8.06gAu/T (0.235 ozAu/st).  Gold recoveries were 83.1%, 90.0% and 78.8% respectively, indicating that North Bullion mineralization is likely to be conducive to roaster processing.

Highlights:

•
Drill holes RR13-08, RR13-11, together with the most recent hole RR13-14, appear to indicate a west-trending “bulge” or “extension” in the North Bullion deposit.  This change in mineralization pattern could represent an association with an important west-northwest-trending feeder structure.

•	The North Bullion gold mineralization appears to be conducive to roaster processing.

Metallurgical test details:

Three samples of material from the Railroad property were provided to  Newmont. Each sample was taken from drill core and was expected to be refractory. A scope of work was generated to conduct head assays (duplicate fire assays, AuCN assays, and preg-rob assays), carbon and sulfur assays with a LECO furnace and a multi-element ICP-MS assay. The samples were carbonaceous and sulfidic refractory with very different gold grades, arsenic grades and sulfide sulfur contents.All three samples responded reasonably well to bench top roast tests with recoveries between 78% and 90%.

Sample #1 represents a 95 foot lower breccia interval from 1200 to 1295 feet in hole RR11-18.

Sample #2 represents a 45 foot upper breccia interval from 960 to 1005 feet in hole RR12-01.

Sample #3 represents a 20 foot lower breccia interval from 1160 to 1180 feet in hole RR13-08.

Table 1: Head Assays

Sample ID	AuTG (Opt)	AA/FA (%)	Calc. PR (opt)	Sulfide Sulfur (%)	Organic Carbon (%)	Carbonate Carbon (%)	Silver (ppm)	Arsenic (ppm)	Copper (ppm)	Mercury (ppm)	Nickel (ppm)	Zinc (ppm)
RR11-18	0.067	4.2	0.026	1.20	0.30	0.10	1.08	235	20	11	40	880
12-01A	0.340	13.5	0.024	3.26	0.53	0.34	0.30	2,473	40	78	46	54
13-08	0.235	2.4	0.049	6.16	0.61	0.32	0.70	1,005	47	46	47	2,029

Roaster recoveries varied between 78.8% and 90% as shown in Table 2.  The cause of the recovery variances was not determined.  Sulfide sulfur burns were between 94% and 96% and organic carbon burns were between 78% and 93%.  The results suggest that the roast was complete.  The calcines had calculated preg-rob values between 0 and 0.007 opt with AA/FA ratios between 77% and 84% further supporting the conclusion that all the organic carbon was burned.

Table 2:  Roast Test Results

Sample ID	Recovery (%)	Sulfide Sulfur Burn (%)	Organic Carbon Burn (%)	Calcine Calc. PR (opt)	Calcine AA/FA (%)	NaCN Demand (lb/ton)	Lime Demand (lb/ton)
RR11-18	83.1	96	78	0.007	77	1.81	15.4
12-01A	90.0	94	90	0.000	84	1.81	21.6
13-08	78.8	96	93	0.001	76	1.01	15.2

Dave Mathewson, Gold Standard`s Vice President of Exploration, stated: “We are pleased with the metallurgical results for the North Bullion gold deposit.  The results indicate that the refractory material is suitable to either roaster or autoclave beneficiation and these facilities exist within reasonable trucking distance of our Railroad project. We are also excited by the continuing lateral expansion of the North bullion deposit. Each successive hole is adding significant mineralized tonnage which we expect to be reflected in the resource estimate scheduled for later this year.”

North Bullion Drilling update:

SCALE 1:6000
0
1000
FEET
0
100
200
300
400
500
METERS
21 22
28 27
11-9(v)
12-9(-70)
11-7(v)
12-30 (-70)
11-8(v)
11-1(v)
10-16(v)
12-20(-75)
11-5(v)
12-18(-60)
13-12(-70
13-13(-60) proposed
12-25(-60)
lost@1406'
12-19(-60)
13-15 (V)
13-14(-85)
in progress
13-8(-70), 13-11 (-60),13-9(-85)
12-10(-60)
11-12(-70)
lost
10-8(v)
13-2(-75),13-4(-60) & 13-7(-85)
11-4(v)
11-18(-70)
12-1(-55)
11-3(v),12-5(-75)
13-10(v)
13-3(-70),13-5(-85) &13-6(-55)
12-13(v)
11-16(-70)
12-2(-55)
12-4(-45)
12-7(v)
3 to 10+ gram
target zone
12-27(v)
10-6(v)
10-11(v)
11-17(-75)
12-28(v)
11-10(v)
12-8(-55)
12-11(-70)
1 to 3 gram
target zone
12-24(v)
13-1(-70)
10-5(v)
11-2(v)

# NORTH BULLION DEPOSIT
# Railroad Project, Carlin Trend, Nevada

## DRILL HOLE LOCATIONS

- Drill hole collar and direction of angle
- Hole drilled in 2010
- Hole drilled in 2011
- Hole drilled in 2012
- Hole drilled in 2013
- Hole to be drilled in 2014

GSV GoldStandard
VENTURES CORP.

DCM 1-16-14

Gold Standard is also pleased to report the final assay results for the late 2013 North Bullion drilling campaign.  Hole RR13-14 is a -85° east directed hole designed to provide a west offset of the lower breccia mineralization encountered in holes RR13-08 and 11.  The hole encountered a total of about 70 meters of gold mineralization within the lower breccia (see table below).  Of particular importance in this hole is the style and degree of silica, barite, and dolomite alteration at this distance from the Bullion Fault Corridor.  The strength and amount of this alteration strongly suggest proximity to a system feeder structure.  This hole steps further away from the Bullion Fault Corridor structure zone therefore another feeder structure at different location and orientation appears to be in play.

Please see table below for detailed Intercepts for RR13-14.

Drill Hole	Intercept (m)	Thickness (m)	Au Grade (g/t)
RR13-13	Precollar Set
RR13-14	284.3-285.8	1.5	0.53
	294.7-325.3	30.6	1.23
Including	297.9-307.5	9.6	2.47
	337.5-377.4	39.9	0.65
	501.2-504.6	3.4	0.34

*note: the gold intervals reported in the above table are based on a 0.250 g Au/t (0.007 oz Au/st) cutoff. Weighted averaging has been used to calculate all reported intervals.  The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex breccia bodies tends to be irregular and will require additional drilling to establish true widths.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.